Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Announcement of the interim results for the six months ended June 30, 2019

(Summary of the 2019 Interim Report)

1 Important Notice

1.1 This announcement of interim results is a summary of the 2019 Interim Report of PetroChina Company Limited (the “Company”). Investors who wish to get a full idea of the operating results, financial position and future development plan of the Company should carefully read the full version of the 2019 Interim Report, which is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), “HKExnews” of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkexnews.com.hk) and the Company (website: http://www.petrochina.com.cn ).

1.2 The board of directors of the Company (the “Board” or “Board of Directors”), supervisory committee (“Supervisory Committee”) and all directors (“Directors”), supervisors (“Supervisors”) and senior management (“Senior Management”) of the Company warrant the truthfulness, accuracy and completeness of the information contained in the 2019 Interim Report and that there are no misrepresentation, misleading statements contained in, or material omissions from the 2019 Interim Report, and severally and jointly accept full responsibility thereof.

1.3 Except for Mr. Zhang Wei, Vice Chairman and a non-executive Director, and Mr. Duan Liangwei, a non-executive Director, who were absent due to certain reasons, all the members of the Board attended the fourth Board meeting of 2019.

1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements in this announcement are unaudited.

1.5 Basic Information of the Company

Stock Name	PETROCHINA	PetroChina	PetroChina

Stock Code	857	PTR	601857

Places of Listing	Hong Kong Stock Exchange	The New York Stock Exchange	Shanghai Stock Exchange

Contact Persons	Secretary to the Board of Directors	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office

Name	Wu Enlai	Liang Gang	Wei Fang

Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong

Postal Code	100007

Telephone	86 (10) 5998 6270	86 (10) 5998 6959	(852) 2899 2010

Fax	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390

Email Address	zxy@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

1.6 In overall consideration of the good fundamentals of development, financial condition and cash flow of the Company, to improve returns for the shareholders, the Board has resolved to declare a special interim dividend of RMB0.00777 yuan per share (inclusive of applicable tax) for 2019 in addition to an interim dividend of RMB0.06988 yuan per share (inclusive of applicable tax) based on the dividend distribution of 45% of net profit attributable to owners of the Company under IFRS, namely, to declare and pay to all shareholders of the Company an interim dividend of RMB0.07765 yuan per share (inclusive of applicable tax) for the six months ended June 30, 2019 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2019. The total amount of the interim dividends payable is RMB14,212 million.

2 Key Financial Data and Change of Shareholders

2.1 Key Financial Data and Financial Indicators

2.1.1 Key Financial Data and Financial Indicators Prepared under IFRS

	Unit: RMB million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,637,490	2,440,877	8.1
Equity attributable to owners of the Company	1,226,684	1,213,783	1.1

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Revenue	1,196,259	1,119,637	6.8
Net profit attributable to owners of the Company	28,423	27,441	3.6
Net cash flows from operating activities	134,425	147,867	(9.1)
Basic earnings per share (RMB Yuan)	0.155	0.150	3.6
Diluted earnings per share (RMB Yuan)	0.155	0.150	3.6
Return on net assets (%)	2.32	2.26	0.06 percentage point

Note:

In the first half of 2019, due to the implementation of the new leasing standards, and the acquisition of the equity of Dalian West Pacific Petrochemical Co., Ltd. consolidated for accounting treatment under the same control, the relevant indicators of the beginning of the year and the same period of the previous year were retrospectively adjusted by the Group.

2.1.2 Key Financial Data and Financial Indicators Prepared under CAS

	Unit: RMB million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,637,779	2,441,169	8.1
Equity attributable to equity holders of the Company	1,226,965	1,214,067	1.1

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Operating income	1,196,259	1,119,637	6.8
Net profit attributable to equity holders of the Company	28,420	27,439	3.6
Net profit after deducting non-recurring profit items attributable to equity holders of the Company	30,386	30,580	(0.6)
Basic earnings per share (RMB Yuan)	0.155	0.150	3.6
Diluted earnings per share (RMB Yuan)	0.155	0.150	3.6
Weighted average return on net assets (%)	2.33	2.28	0.05 percentage point
Net cash flows from operating activities	134,425	147,867	(9.1)

2.2 Shareholdings of the Top Ten Shareholders

The total number of shareholders of the Company as at June 30, 2019 was 576,319, including 569,845 holders of A shares and 6,474 holders of H shares (including 162 holders of American Depositary Shares).

Unit: Shares

Name of shareholders	Nature of shareholders	Number of shares held		Percentage of shareholding (%)	Increase /decrease during the reporting period (+,-)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
China National Petroleum Corporation (“CNPC”)	State-owned	147,597,442,436	(1)	80.65	-413,223,100	0	0
HKSCC Nominees Limited (2)	Overseas legal person	20,884,116,178	(3)	11.41	2,110,316	0	0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	State-owned legal person	3,819,987,625		2.09	-12,375	0	3,819,987,625
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	State-owned legal person	2,051,488,603		1.12	0	0	2,051,488,603
China Securities Finance Corporation Limited	State-owned legal person	1,139,138,704		0.62	0	0	0
Beijing Chengtong Financial Holding Investment Co., Ltd.	State-owned legal person	829,766,176		0.45	-142,996,470	0	0
Guoxin Investment Co., Ltd.	State-owned legal person	797,794,036		0.44	0	0	0
China Baowu Steel Group Corporation Limited	State-owned legal person	624,000,000		0.34	0	0	0
Ansteel Group Corporation	State-owned legal person	440,000,000		0.24	0	0	0
Hong Kong Securities Clearing Company Limited(4)	Overseas legal person	235,245,632		0.13	12,459,974	0	0

Notes:

(1)

Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. On May 10, 2019, CNPC exchanged 413,223,100 shares held by it in the Company for units of corresponding market value in ICBC Credit Suisse CSI 300 ETC Securities Investment Fund. After the completion of the exchange, CNPC holds 147,597,442,436 A shares, representing 80.65% of the total share capital of the Company. The details are set out in the announcements of the Company published on the websites of the Shanghai Stock Exchange (No. Lin 2019-016) and the Hong Kong Stock Exchange on May 17, 2019.

(2)

HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)

291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)

Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

Statement on related parties or parties acting in concert among the above-mentioned shareholders: Except for the fact that HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited are subsidiaries of Hong Kong Exchanges and Clearing Limited, the Company is not aware of any connection among or between the above top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.3 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at June 30, 2019, so far as the Directors are aware, the persons other than a Director, Supervisor or Senior Management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance were as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	147,597,442,436	(L)	Beneficial Owner	91.15	80.65

	H Shares	291,518,000	(L)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16

BlackRock, Inc. (2)	H Shares	1,900,571,466	(L)	Interest of Corporation Controlled by the Substantial Shareholder	9.01	1.04

The Bank of New York Mellon Corporation (3)	H Shares	1,130,224,788	(L)	Interest of Corporation Controlled by the Substantial Shareholder / Approved Lending Agent	5.36	0.62

		808,462,500	(S)		3.83	0.44

		271,211,324	(LP)		1.29	0.15

Citigroup Inc.(4)	H Shares	1,101,430,221	(L)	Person having a security interest in shares/Interest of Corporation Controlled by the Substantial Shareholder/Approved Lending Agent	5.22	0.60

		50,906,550	(S)		0.24	0.03

		934,405,871	(LP)		4.42	0.51

(L) Long position             (S) Short position             (LP) Lending pool

Notes:

(1)

291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2)

BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,900,571,466 H shares (long position) were held in the capacity as interest of corporation controlled by the substantial shareholder.

(3)

The Bank of New York Mellon Corporation, through its wholly-owned subsidiary, the Bank of New York Mellon, had an interest in the H shares of the Company, of which 1,130,224,788 H shares (long position) and 808,462,500 H shares (short position) were held in the capacity of corporation controlled by the substantial shareholder, and 271,211,324 H shares were held in the capacity of approved lending agent.

(4)

Citigroup Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 28,424,457 H shares (long position) were held in its capacity as person having a security interest in shares; 138,599,893 H shares (long position) and 50,906,550 H shares (short position) were held in its capacity as interest in corporation controlled by the substantial shareholder, and 934,405,871 H shares (long position) were held in its capacity as approved lending agent.

As at June 30, 2019, so far as the Directors are aware, save for disclosed above, no person (other than a Director, Supervisor or Senior Management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.4 Information on Changes of Controlling Shareholder and the De Facto Controller

☐ Applicable    ✓ Not applicable

2.5 Immature and Matured Unpaid Corporate Bonds

Unit: RMB100 million

Items	Abbreviated Form	Code	Date of Issue	Maturity Date	Balance of the Bonds	Interest Rate (%)
2012 Corporate Bonds (First Tranche) (10-year term)	12 PetroChina 02	122210.SH	2012-11-22	2022-11-22	20	4.90
2012 Corporate Bonds (First Tranche) (15-year term)	12 PetroChina 03	122211.SH	2012-11-22	2027-11-22	20	5.04
2013 Corporate Bonds (First Tranche) (10-year term)	13 PetroChina 02	122240.SH	2013-03-15	2023-03-15	40	4.88
2016 Corporate Bonds (First Tranche) (5-year term)	16 PetroChina 01	136164.SH	2016-01-19	2021-01-19	88	3.03
2016 Corporate Bonds (First Tranche) (10-year term)	16 PetroChina 02	136165.SH	2016-01-19	2026-01-19	47	3.50
2016 Corporate Bonds (Second Tranche) (5-year term)	16 PetroChina 03	136253.SH	2016-03-03	2021-03-03	127	3.15
2016 Corporate Bonds (Second Tranche) (10-year term)	16 PetroChina 04	136254.SH	2016-03-03	2026-03-03	23	3.70
2016 Corporate Bonds (Third Tranche) (5-year term)	16 PetroChina 05	136318.SH	2016-03-24	2021-03-24	95	3.08
2016 Corporate Bonds (Third Tranche) (10-year term)	16 PetroChina 06	136319.SH	2016-03-24	2026-03-24	20	3.60
2017 Corporate Bonds (First Tranche)	17 PetroChina 01	143255.SH	2017-08-18	2020-08-18	20	4.30

Indicators Reflecting the Solvency of the Issuer

Key Index	As at June 30, 2019	As at December 31, 2018
Asset-liability ratio (%)	45.93	42.27

Key Index	The First Half of 2019	The First Half of 2018
EBITDA interest coverage ratio	19.47	20.32

Note:

The asset-liability ratio as at the end of the first half of this year rose as compared with the end of last year, which is mainly due to the impact of the implementation of the new lease standards from the beginning of this year. If excluding this factor, the asset-liability ratio would be 42.35%.

Information on Overdue Debt

☐ Applicable    ✓ Not applicable

3 Directors’ Report

3.1 Discussion and Analysis of Operations

In the first half of 2019, the global economy growth slowed down. The economy of China remained generally stable with good momentum for growth, and the main macroeconomic indicators remained within a reasonable range. China’s GDP increased by 6.3% as compared with the same period of last year. However, the challenges and risks from both home and abroad increased significantly. The fundamental supply and demand in the global oil market were slightly loose. The average international crude oil prices decreased as compared with the same period of last year.

Facing the severe environment of the downward pressure on international and domestic economies, the wide fluctuation of international oil prices, and the increasingly fierce domestic refined oil market competition, the Group pursued to its guidelines of steady development, focused on quality-based business and efficient growth, increased domestic exploration and development, actively expanded international oil and gas cooperation, highlighted market orientation, optimized production and operation organizations, and implemented in-depth measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency. As a result, the Group maintained a smooth operation of dual business lines of oil and gas, steadily increased operating results, stabilized financial position, and kept free cash flow positively.

3.1.1 Market Review

(1) Crude Oil Market

In the first half of 2019, affected by comprehensive impact including fundamentals of crude oil supply and demand globally, geopolitical factors and trading environment, the international oil price declined after its increase in the beginning of the year. The average spot price for North Sea Brent crude oil was US$ 65.95 per barrel, representing an decrease of 6.6% as compared with the same period of last year, and the average spot price for West Texas Intermediate (“WTI”) crude oil was US$57.42 per barrel, representing an decrease of 12.4% as compared with the same period of last year.

According to data from the National Development and Reform Commission (“NDRC”), the domestic output of crude oil in the first half of 2019 was 95.04 million tons, representing an increase of 0.8% as compared with the same period of last year.

(2) Refined Products Market

In the first half of 2019, the growth rate of domestic market demand for refined products recorded a significant decrease, with an increasing access of supply and a loose supply and demand balance. The export volume of refined oil has risen sharply. According to NDRC data, in the first half of 2019, the quantity of processed crude oil amounted to 293.35 million tons, representing a decrease of 0.2% as compared with the same period of last year, and the output of refined products amounted to 184.25 million tons, representing an increase of 0.5% as compared with the same period of last year. The consumption of refined products amounted to 159.43 million tons, representing an increase of 0.9% as compared with the same period of last year, among which, the consumption of gasoline increased by 5.3% and the consumption of diesel decreased by 3.9%. In the first half of 2019, the PRC government made 12 adjustments to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel products increased, in aggregate, by RMB285 yuan per ton and RMB295 yuan per ton, respectively. The price trend of domestic refined products was broadly in line with that of crude oil prices in the international markets.

(3) Chemical Products Market

In the first half of 2019, affected by factors such as macroeconomics, supply and demand, geopolitics, the domestic chemical products market fluctuated downwards. From the beginning of the year to mid-June, the prices of most chemical products have fallen to the lowest level in the past five years except for synthetic rubber and acrylic fibers. With the easing of trading environment in late June, prices of most chemical products have stabilized from decreasing and the prices of some varieties rebounded slightly.

(4) Natural Gas Market

In the first half of 2019, affected by factors such as the continued promotion of environmental protection policies, the domestic consumption for natural gas continued to increase relatively fast, however, the growth rate of demand dropped obviously. The domestic output of natural gas increased obviously and the import of natural gas continued to increase rapidly. According to NDRC data, in the first half of 2019, the domestic apparent consumption of natural gas amounted to 149.3 billion cubic metres, representing an increase of 10.8% as compared with the same period of last year. The domestic natural gas output amounted to 86.1 billion cubic metres, representing an increase of 10.5% as compared with the same period of last year. The imports of natural gas amounted to 64.8 billion cubic metres, representing an increase of 11.0% as compared with the same period of last year.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration Operations

In the first half of 2019, the Group deployed and implemented accelerated exploration and development programs, increased investment in risk exploration of new areas and important regions, and strengthened concentrated and fine exploration, in particular, major breakthroughs were achieved in the area of Junggar, Erdos, Tarim, Sichuan Basin and shale gas. Gao 1 exploration well in Junggar Basin test daily oil and gas production create a new record for single-well daily production of domestic onshore clastic rock, and important findings were obtained during the bedrock exploration in central paleuplift in northern Songliao Basin.

Domestic Development and Production Operations

In the first half of 2019, the Group made every effort to focus on the improvement of production output of key areas and fields such as Southwest Shale Gas, Xinjiang Mahu and Jimsar, Dagang Oilfield, etc., and vigorously implemented the control of decline rate of old oilfields and enhanced oil recovery projects to ensure that the output of crude oil has risen steadily and that of natural gas has increased rapidly. In the first half of 2019, the crude oil output from domestic operations amounted to 369.8 million barrels, representing an increase of 1.6% as compared with the same period of last year. The marketable natural gas output from domestic operations amounted to 1,825.1 billion cubic feet, representing an increase of 10.7% as compared with the same period of last year. The oil and natural gas equivalent output from domestic operations amounted to 674.1 million barrels, representing an increase of 5.5% as compared with the same period of last year.

Overseas Oil and Gas Operations

In the first half of 2019, the Group’s overseas oil and gas business accelerated the deployment of independent exploration projects, and breakthroughs were achieved in the risk exploration of the Doseo Basin and the Bongor Basin in Chad. The reserves of mature exploration areas such as the Kazakhstan PK project continued to grow. The Group optimized the development strategy, and improved the contribution of new wells and the operation of the measures. Key projects such as phase 2.2 of the Chad project and the phase 3 of the Iraqi Halfaya project were successfully put into operation. In the first half of 2019, the oil and natural gas equivalent output from overseas operations amounted to 105.3 million barrels, representing an increase of 8.1% as compared with the same period of last year and accounting for 13.5% of the total oil and natural gas equivalent output of the Group.

In the first half of 2019, the Group recorded the crude oil output of 451.9 million barrels, representing an increase of 3.2% as compared with the same period of last year, the marketable natural gas output of 1,964.3 billion cubic feet, representing an increase of 9.7% as compared with the same period of last year, and the oil and natural gas equivalent output of 779.4 million barrels, representing an increase of 5.9% as compared with the same period of last year.

Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2019	First half of 2018	Changes (%)
Crude oil output	Million barrels	451.9	437.7	3.2
Of which: Domestic	Million barrels	369.8	363.9	1.6
Overseas	Million barrels	82.1	73.8	11.3
Marketable natural gas output	Billion cubic feet	1,964.3	1,791.1	9.7
Of which: Domestic	Billion cubic feet	1,825.1	1,649.4	10.7
Overseas	Billion cubic feet	139.2	141.7	(1.8)
Oil and natural gas equivalent output	Million barrels	779.4	736.3	5.9
Of which: Domestic	Million barrels	674.1	638.9	5.5
Overseas	Million barrels	105.3	97.4	8.1

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In the first half of 2019, the Group’s refining and chemicals business focused on controlling the volume of refined oil products and increasing the production of chemicals according to market changes and accelerated the transformation and upgrading. The Group optimized the flow of resources, promoted the allocation of resources to high-efficiency devices, fully utilized light hydrocarbons in oil fields and liquefied gases in full, and increased the mutual supply of ethylene raw materials in refineries. The Group adjusted the structure of products and the yield ratio of refined oil products was reduced. The output of chemical products was 12.642 million tons, representing an increase of 5.2% over the same period of last year. The output of ethylene increased by 11.8% over the same period of last year. The output of synthetic resin and synthetic rubber increased by 8.8% and 10.4%, respectively, over the same period of last year; the marketing of chemical products was reinforced. In the first half of 2019, the Group processed 597.4 million barrels of crude oil, representing an increase of 3.1% as compared with the same period of last year, and produced 56.716 million tons of refined products, representing an increase of 4.3% as compared with the same period of last year.

In the first half of 2019, the refinery transformation project of Huabei Petrochemical was put into operation. The integration project of refining and chemicals of Guangdong Petrochemical as well as the Tarim ethane to ethylene project were carried out as scheduled.

Summary of Operations of the Refining and Chemicals Segment

	Unit	First half of 2019	First half of 2018	Changes (%)
Processed crude oil	Million barrels	597.4	579.6	3.1
Gasoline, kerosene and diesel output	’000 ton	56,716	54,384	4.3
Of which: Gasoline	’000 ton	24,588	22,107	11.2
Kerosene	’000 ton	6,038	5,363	12.6
Diesel	’000 ton	26,090	26,914	(3.1)
Refining yield	%	93.26	93.72	(0.46 percentage point )
Ethylene	’000 ton	2,983	2,669	11.8
Synthetic resin	’000 ton	4,845	4,454	8.8
Synthetic fibre raw materials and polymers	’000 ton	674	672	0.3
Synthetic rubber	’000 ton	467	423	10.4
Urea	’000 ton	459	509	(9.8)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In the first half of 2019, the Group’s sales business actively responded to the severe situation of sluggish market consumption, severe resource surplus, falling demand for gasoline and diesel, and fierce market competition, strengthened market analysis and research, closely linked production with sales, and strictly controlled the scale of external purchase, so as to ensure smooth operation of crude oil industry. The Group flexibly adjusted marketing strategies, strengthened fine marketing and precise marketing, implemented differentiated marketing strategies, and actively expanded market share.

International Trading Operations

In the first half of 2019, the Group’s international trading business continued to promote service enhancement, market development and network layout, and strived to optimize resource allocation, innovate business development models, and continuously enhance value creation capabilities.

The Group sold a total of 89.912 million tons of gasoline, kerosene and diesel in the first half of 2019, representing a decrease of 1.1% as compared with the same period of last year.

(4) Natural Gas and Pipeline

In the first half of 2019, the Group’s natural gas business continued to optimize its resource portfolio, giving priority to ensuring full production and sales of domestically produced gas, coordinating overall pipeline gas and LNG imports, to ensure stable supply of the domestic market and smooth operation of the industrial chain. The Group comprehensively promoted the “labelling” of resources and differentiated marketing, adjusted the structure, increased direct supply, strengthened terminals, and enhanced efforts on online trading.

In the first half of 2019, the Group fully implemented upgrade of pipeline safety management, and the oil and gas pipeline network generally operated smoothly. Key projects were promoted in an orderly manner. The northern part of China-Russia East Pipeline reached the final stage of the project and the middle part was officially started. The Fujian-Guangdong main branch and its interconnection project, and the LNG projects in Shenzhen, Tangshan and Jiangsu were implemented as scheduled.

3.1.3 Review of Operating Results

The financial data set out below is extracted from the Group’s interim condensed consolidated financial statements prepared under IFRS

(1) Consolidated Operating Results

In the first half of 2019, the Group achieved a revenue of RMB1,196,259 million, representing an increase of 6.8% as compared with the same period of last year. Net profit attributable to owners of the Company was RMB28,423 million, representing an increase of 3.6% as compared with the same period of last year. Basic earnings per share were RMB0.155 yuan, representing an increase of RMB0.005 yuan as compared with the same period of last year.

Revenue Revenue increased by 6.8% to RMB1,196,259 million for the first half of 2019 from RMB1,119,637 million for the first half of 2018. This was primarily due to the combined impact of the rise in the sales volume of crude oil and natural gas as well as changes to the prices of crude oil, natural gas and refined oil. The table below sets out the external sales volume and average realised prices of the major products sold by the Group in the first half of 2019 and 2018 and their respective percentages of change during these periods:

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
	First half of 2019	First half of 2018	Percentage of change (%)	First half of 2019	First half of 2018	Percentage of change (%)
Crude oil*	65,395	51,231	27.6	3,170	2,997	5.8
Natural gas (100 million cubic metres, RMB/’000 cubic metres) **	1,252.67	1,013.95	23.5	1,391	1,407	(1.1)
Gasoline	36,496	37,489	(2.6)	6,594	6,574	0.3
Diesel	43,285	43,962	(1.5)	5,216	5,189	0.5
Kerosene	10,131	9,423	7.5	4,254	4,238	0.4
Heavy oil	9,467	10,058	(5.9)	3,122	3,026	3.2
Polyethylene	2,485	2,218	12.0	7,836	8,880	(11.8)
Lubricant	571	676	(15.5)	8,299	7,918	4.8

*

The crude oil listed above represents all the external sales volume of crude oil of the Group. The sales volume of crude oil increased as compared with the same period of last year, primarily due to the increase in the international trading volume of crude oil.

**

The sales volume of natural gas increased, and the average realized price decreased as compared with the same period of last year mainly due to the increase in the volume of international trade and the decline in prices.

Operating Expenses    Operating expenses increased by 7.0% to RMB1,125,596 million for the first half of 2019 from RMB1,052,263 million for the first half of 2018, of which:

Purchases, Services and Other    Purchases, services and other increased by 9.6% to RMB796,103 million for the first half of 2019 from RMB726,062 million for the first half of 2018. This was primarily due to increases in the Group’s purchase costs of oil and gas products and trading expenditure.

Employee Compensation Costs    Employee compensation costs (including wages, various types of insurance, housing provident fund, training costs and other relevant additional costs) for the first half of 2019 were RMB65,028 million, representing an increase of 11.3% from RMB58,443 million for the first half of 2018. This was primarily due to the increase arising from salaries during this reporting period adjusted by the Company’s performance for the last year and the increase of base of social security contributions.

Exploration Expenses Exploration expenses increased by 14.0% to RMB12,267 million for the first half of 2019 from RMB10,759 million for the first half of 2018. This was primarily due to the fact that the Group enhanced its efforts in exploration and endeavour to increase reserve and production output.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation decreased by 5.2% to RMB108,607 million for the first half of 2019 from RMB114,579 million for the first half of 2018. This was primarily due to the Group’s efforts on optimizing asset structure, solidifying asset quality, increasing volume of oil and gas reserves and performing the new leasing standards.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 11.8% to RMB32,695 million for the first half of 2019 from RMB37,071 million for the first half of 2018. This was primarily due to the Group’s continuous implementation of measures such as increasing sources of income and reducing expense, cutting costs and enhancing efficiency, exerting a stringent control over non-production costs and expenses, and the leasing expenses decreased as compared with the same period of last year for carrying out the new leasing standard.

Taxes other than Income Taxes Taxes other than income taxes increased by 6.8% to RMB113,088 million for the first half of 2019 from RMB105,903 million for the first half of 2018, of which the consumption tax increased by RMB7,180 million from RMB73,957 million for the first half of 2018 to RMB81,137 million for the first half of 2019; the resource tax increased by RMB931 million from RMB11,157 million for the first half of 2018 to RMB12,088 million for the first half of 2019; the crude oil special gain levy decreased by RMB379 million from RMB1,178 million for the first half of 2018 to RMB799 million for the first half of 2019.

Other Income, Net Other income, net of the Group for the first half of 2019 was RMB2,192 million, representing an increase of RMB1,638 million from RMB554 million for the first half of 2018. This was primarily due to the increase in the confirmed VAT refund of imported natural gas during the reporting period.

Profit from Operations    Profit from operations was RMB70,663 million for the first half of 2019, representing an increase of 4.9% from RMB67,374 million for the first half of 2018.

Net Exchange (Loss)/Gain Net exchange loss of the Group for the first half of 2019 was RMB290 million while net exchange gain for the first half of 2018 was RMB349 million. This was mainly due to the change of average exchange rate of US dollar against Renminbi.

Net Interest Expense    Net interest expense increased by 34.9% to RMB13,304 million for the first half of 2019 from RMB9,863 million for the first half of 2018. This was mainly due to the recognition of lease liabilities in accordance with the new leasing standard and accrued interest charges.

Profit before Income Tax Expense Profit before income tax expense was RMB61,776 million for the first half of 2019, representing an increase of 0.1% from RMB61,684 million for the first half of 2018.

Income Tax Expense Income tax expense decreased by 1.9% to RMB22,638 million for the first half of 2019 from RMB23,067 million for the first half of 2018. This was primarily due to changes of profit structure of the Group’s subsidiaries.

Profit for the period    Profit amounted to RMB39,138 million for the first half of 2019, representing an increase of 1.3% from RMB38,617 million for the first half of 2018.

Profit attributable to non-controlling interests    Profit attributable to non-controlling interests was RMB10,715 million for the first half of 2019, representing a decrease of 4.1% from RMB11,176 million for the first half of 2018. This was primarily due to the decrease in the profit of certain subsidiaries of the Group.

Profit attributable to owners of the Company    Profit attributable to owners of the Company amounted to RMB28,423 million for the first half of 2019, representing an increase of 3.6% from RMB27,441 million for the first half of 2018.

(2) Segment Results

Exploration and Production

Revenue The revenue of the Exploration and Production segment for the first half of 2019 was RMB326,339 million, representing an increase of 9.7% from RMB297,364 million for the first half of 2018. This was primarily due to the increase in the sales volume and prices of oil and gas products such as crude oil and natural gas. For the first half of 2019, the oil imported from Russia and Kazakhstan by the Group amounted to 19.85 million tons, representing an increase of 18.6% from 16.73 million tons for the first half of 2018. The revenue from the sales of imported oil from Russia and Kazakhstan was RMB65,813 million for the first half of 2019, representing an increase of 21.5% from RMB54,184 million for the first half of 2018. The average realised crude oil price in the first half of 2019 was US$62.85 per barrel, representing a decrease of 4.5% from US$65.81 per barrel for the first half of 2018, and the average realised crude oil price increased by 1.6% as compared to the same period of last year after excluding the effects of exchange rates.

Operating Expenses Operating expenses of the Exploration and Production segment increased by 2.0% to RMB272,711 million for the first half of 2019 from RMB267,475 million for the first half of 2018. This was primarily due to the increase in the purchase costs for importing crude oil and in the exploration cost as the Group increased the efforts in exploration. The cost from importing oil from Russia and Kazakhstan was RMB64,523 million for the first half of 2019, representing an increase of 21.6% from RMB53,065 million for the first half of 2018.

The Group continued to tighten cost controls. In the first half of 2019, the oil and gas lifting cost was US$11.21 per barrel, representing a decrease of 2.4% or US$0.28 per barrel from US$11.49 per barrel for the same period of last year.

Profit from Operations In the first half of 2019, the Group’s domestic Exploration and Production segment continued to deepen the reform, adhered to increasing effective reserves, construction and production, actively explored internal and external markets to increase revenue and achieve efficiency, low-cost development, strengthened investment control, further deepened fine management of costs, continued to improve the business situation, maintain the profit position; with regard to overseas business, the Group reinforced the promotion of sales volume and price, strengthened the whole process cost control, optimized inventory management, accurately judged and responded to various production and operation risks, and guaranteed substantial increase in operating efficiency. In the first half of 2019, the Exploration and Production segment achieved an operating profit of RMB53,628 million, representing an increase of RMB23,739 million or 79.4% in operating profit as compared with RMB29,889 million for the first half of 2018.

Refining and Chemicals

Revenue    The revenue of the Refining and Chemicals segment for the first half of 2019 was RMB440,451 million, representing an increase of 3.3% from RMB426,351 million for the first half of 2018. This was primarily due to the combined effects of changes to the prices and sales volumes of refining and chemical products, especially gasoline, diesel and kerosene, and the Company’s promotion of marketization of internal prices.

Operating Expenses Operating expenses of the Refining and Chemicals segment increased by 8.4% to RMB435,484 million for the first half of 2019 from RMB401,660 million for the first half of 2018. This was primarily due to the increase in the costs of crude oil, raw material oil, auxiliary materials and power.

In the first half of 2019, the cash processing cost of refineries was RMB163.47 yuan per ton, representing an increase of 3.4% as compared with RMB158.14 yuan per ton for the same period of last year. This was primarily due to the increase in expenses such as power cost.

Profit from Operations In the first half of 2019, the Refining and Chemicals segment actively responded to market changes, continued to optimize production operations, comprehensively broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency, deepened benchmarking management, and further improved most technical and economic indicators. In the first half of 2019, affected by the overcapacity of domestic refining and chemicals industry, narrowing of the gross profit margin as well as the decline in prices of chemicals, the Refining and Chemicals segment achieved a profit from operations of RMB4,967 million, representing a decrease of RMB19,724 million as compared with RMB24,691 million for the first half of 2018. Among them, the refining operations generated an operating profit of RMB1,377 million , representing a decrease of 92.5% as compared with RMB18,393 million for the same period of last year; the chemical operations generated an operating profit of RMB3,590 million, representing a decrease of 43.0% as compared with RMB6,298 million for the same period of last year.

Marketing

Revenue The revenue of the Marketing segment for the first half of 2019 was RMB1,024,738 million, representing an increase of 10.2% as compared with RMB929,735 million for the first half of 2018, which was primarily due to the increase in the price and sales volume of refined oil in international trading.

Operating Expenses Operating expenses of the Marketing segment increased by 10.5% to RMB1,022,841 million for the first half of 2019 from RMB925,250 million for the first half of 2018. This was primarily due to an increase in the expenses relating to the purchase of refined products from external suppliers.

Profit from Operations In the first half of 2019, the domestic business of the Marketing segment maintained low inventory operations, strictly controlled cost and expenses, endeavoured to expand sales and increase efficiency, and continuously improved the profitability of non-oil and small-product business; international trade business actively explored overseas markets with benefits continuing to grow. In the first half of 2019, as a result of adverse effects from fierce competition and decline of arrival rate of refined oil prices and gross profit in the domestic refined oil market, the Marketing segment achieved an operating profit of RMB1,897 million, representing a decrease of RMB2,588 million from RMB4,485 million for the first half of 2018.

Natural Gas and Pipeline

Revenue The revenue of the Natural Gas and Pipeline segment increased by 13.2% to RMB196,163 million for the first half of 2019 from RMB173,286 million for the first half of 2018, which was primarily due to the increase in the sales price and volume of natural gas domestically.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment increased by 13.2% to RMB177,861 million for the first half of 2019 from RMB157,181 million for the first half of 2018. This was primarily due to the increase in the expense for purchasing gas.

Profit from Operations In the first half of 2019, the Natural Gas and Pipeline segment deepened the “labelling” management of resources, developed the market actively and efficiently, enlarged and strengthened sales terminals, and effectively controlled costs, resulting in an operating profit of RMB18,302 million, representing an increase of 13.6% from RMB16,105 million for the first half of 2018. In the first half of 2019, the Natural Gas and Pipeline segment optimized resource structure and sales flow, and took effective loss controlling measures. Therefore, the sales volume of imported natural gas and liquefied natural gas (“LNG”) decreased by 650 million cubic metres over the same period last year, and the Group recorded a net loss of RMB11,201 million, representing a decrease in loss of RMB2,212 million as compared with the same period of last year.

In the first half of 2019, the Group’s international operations(note) achieved a revenue of RMB484,900 million, accounting for 40.5% of the total revenue of the Group. Profit before income tax expense of overseas operations was RMB12,420 million, accounting for 20.1% of the profit before income tax of the Group. The proportion of revenue and profit before tax of international business increased further in the Group, maintaining a good momentum of steady development.

Note: The four operating segments of the Group consist of Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations is included in the financial data of the respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at June 30, 2019	As at December 31, 2018	Percentage of Change
	RMB million	RMB million	%
Total assets	2,637,490	2,440,877	8.1
Current assets	481,393	438,241	9.8
Non-current assets	2,156,097	2,002,636	7.7
Total liabilities	1,211,655	1,031,986	17.4
Current liabilities	602,315	596,430	1.0
Non-current liabilities	609,340	435,556	39.9
Equity attributable to owners of the Company	1,226,684	1,213,783	1.1
Share capital	183,021	183,021	—
Reserves	300,549	299,599	0.3
Retained earnings	743,114	731,163	1.6
Total equity	1,425,835	1,408,891	1.2

Total assets amounted to RMB2,637,490 million, representing an increase of 8.1% as compared with that as at the end of 2018, of which:

Current assets amounted to RMB481,393 million, representing an increase of 9.8% from that as at the end of 2018, primarily due to the increase in prepayments and other current assets and accounts receivable.

Non-current assets amounted to RMB2,156,097 million, representing an increase of 7.7% from that as at the end of 2018, primarily due to the implementation of new lease standards and recognition of the right-of-use assets.

Total liabilities amounted to RMB1,211,655 million, representing an increase of 17.4% from that as at the end of 2018, of which:

Current liabilities amounted to RMB602,315 million, representing an increase of 1.0% from that as at the end of 2018, primarily due to the increase of accounts payable and short-term borrowings.

Non-current liabilities amounted to RMB609,340 million, representing an increase of 39.9% from that as at the end of 2018, primarily due to the implementation of new lease standards and recognition of the lease liabilities.

Equity attributable to owners of the Company amounted to RMB1,226,684 million, representing an increase of 1.1% from that as at the end of 2018, primarily due to the increase in retained earnings.

(4) Cash Flows

As at June 30, 2019, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to the owners of the Company.

The table below sets out the cash flows of the Group for the first half of 2019 and 2018, respectively, and the amount of cash and cash equivalents as at the end of each period:

	Six months ended June 30
	2019	2018
	RMB million	RMB million
Net cash flows from operating activities	134,425	147,867
Net cash flows used for investing activities	(129,973)	(99,514)
Net cash flows from / (used for) financing activities	33	(54,491)
Translation of foreign currency	201	622
Cash and cash equivalents at end of the period	90,640	118,184

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for the first half of 2019 amounted to RMB134,425 million, representing a decrease of 9.1% from the net cash flows of RMB147,867 million for the first half of 2018. This was mainly due to the change in working capital during the reporting period. As at June 30, 2019, the Group had cash and cash equivalents of RMB90,640 million, of which, approximately 50.9% were denominated in Renminbi, approximately 45.9% were denominated in US Dollars, approximately 1.8% were denominated in Hong Kong Dollars and approximately 1.4% were denominated in other currencies.

Net Cash Flows Used For Investing Activities

The net cash flows of the Group used for investing activities for the first half of 2019 amounted to RMB129,973 million, representing an increase of 30.6% from RMB99,514 million for the first half of 2018. This was primarily due to the increase in the capital expenditures of the Group in the first half of 2019 as compared with the same period of last year.

Net Cash Flows From / (Used For) Financing Activities

The net cash flows of the Group from financing activities for the first half of 2019 amounted to RMB33 million, while the net cash flows of the Group used for financing activities amounted to RMB54,491 million for the first half of 2018. The reason for the change from net cash outflow to inflow was primarily due to the increase of new long-term and short-term borrowings of the Group in the first half of 2019 as compared with the same period of last year.

The net borrowings of the Group as at June 30, 2019 and December 31, 2018, respectively, were as follows:

	As at June 30, 2019	As at December 31, 2018
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	160,004	145,150
Long-term borrowings	284,690	269,422

Total borrowings	444,694	414,572

Less: Cash and cash equivalents	90,640	85,954

Net borrowings	354,054	328,618

The following table sets out the remaining contractual maturities of borrowings as at June 30, 2019 and December 31, 2018, respectively, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at June 30, 2019	As at December 31, 2018
	RMB million	RMB million
Within 1 year	174,288	158,782
Between 1 and 2 years	129,109	98,939
Between 2 and 5 years	144,560	150,837
After 5 years	38,058	43,879

	486,015	452,437

Of the total borrowings of the Group as at June 30, 2019, approximately 46.6% were fixed-rate loans and approximately 53.4% were floating-rate loans. Of the total borrowings as at June 30, 2019, approximately 69.7% were denominated in Renminbi, approximately 28.0% were denominated in US Dollars and approximately 2.3% were denominated in other currencies.

As at June 30, 2019, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 23.8% (December 31, 2018: 22.7%).

(5) Capital Expenditures

For the first half of 2019, the Group continued to optimise its investment structure and promoted the pace of construction of key projects and, as such, its capital expenditures amounted to RMB83,954 million, representing an increase of 12.5% from RMB74,649 million for the first half of 2018, which was mainly due to an increase in the investment in the oil and gas exploration and development, refining and chemicals projects, and the construction of the sales network of refined products. The following table sets out the capital expenditures incurred by the Group for the first half of 2019 and for the first half of 2018 and the estimated capital expenditures for each of the business segments of the Group for the whole year of 2019.

	First half of 2019		First half of 2018		Estimates for 2019
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	69,383	82.64	58,361	78.18	228,200	75.91
Refining and Chemicals	5,806	6.92	4,261	5.71	38,800	12.91
Marketing	3,408	4.06	3,308	4.43	14,600	4.86
Natural Gas and Pipeline	5,083	6.05	8,221	11.01	17,800	5.92
Head Office and Other	274	0.33	498	0.67	1,200	0.40

Total	83,954	100.00	74,649	100.00	300,600	100.00

*

If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2019 and the first half of 2018, and the estimates for the same for the year of 2019 would be RMB75,383 million, RMB62,177 million and RMB239,200 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment of the Group amounted to RMB69,383 million for the first half of 2019. The expenditures were primarily used for the exploration of key basins such as Songliao, Ordos, Tarim, Sichuan and Bohai Bay, the development of oil and gas fields such as Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest, and the development of unconventional resources such as shale gas, striving to achieve growth in oil and gas production; and overseas operations in the Middle East, Central Asia, America, Asia Pacific and other cooperation areas and the development of new projects ensured the effective development of scale.

The Group anticipates that capital expenditures for the Exploration and Production segment throughout 2019 would amount to RMB228,200 million.

Refining and Chemicals

Capital expenditures for the Refining and Chemicals segment of the Group amounted to RMB5,806 million for the first half of 2019, primarily used for the construction of integration project of refining and chemicals of Guangdong Petrochemical, Daqing petrochemical structure adjustment and upgrade project, Changqing project in relation to the ethylene production out of ethane and other large-scale refining and chemical projects, as well as refining and chemicals transformation and upgrading projects.

The Group anticipates that capital expenditures for the Refining and Chemicals segment throughout 2019 will amount to RMB38,800 million.

Marketing

Capital expenditures for the Marketing segment of the Group amounted to RMB3,408 million for the first half of 2019, which were used primarily for the construction and expansion of the domestic end sales networks for refined products markets, and the construction of overseas oil and gas operation centres.

The Group anticipates that capital expenditures for the Marketing segment throughout 2019 will amount to RMB14,600 million.

Natural Gas and Pipeline

Capital expenditures for the Natural Gas and Pipeline segment of the Group amounted to RMB5,083 million for the first half of 2019, which were primarily used for the construction of key oil and gas transmission pipelines such as the China-Russia East Natural Gas Pipeline Project, Fujian-Guangdong main branch of the Third West-East Gas Pipeline, LNG and other storage and transportation facilities for peak regulation, natural gas interconnection projects, as well as natural gas branch lines and sales terminals.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment throughout 2019 will amount to RMB17,800 million.

Head Office and Other

Capital expenditures for the Head Office and Other segment for the first half of 2019 amounted to RMB274 million, which were primarily used for scientific research projects and construction of information system.

The Group anticipates that capital expenditures for the Head Office and Other segment throughout 2019 will amount to RMB1,200 million.

3.1.4 Business Prospects for the Second Half of the Year

In the second half of 2019, the world economy is expected to continue to grow, but the risks of economic downturn will increase. In general, the balance of supply and demand in the international crude oil market will widen, and oil prices will remain volatile with certain downward pressure. China’s economic development will be generally stable, but it will face new risks and challenges. With the continuous deepening of the reform of the oil and gas system, the restructuring of oil and gas pipelines pushed forward by the state, and the excess production capacity of domestic refined products, the competition in the oil and gas market will become more intense. The Group will prepare for various complicated situations, thoroughly implement various measures to accelerate the promotion of scientific and technological innovation, optimize the production and operation, deepen the measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency, promote high-quality development of the Company, and fully complete the annual production and operation tasks.

In respect of exploration and production business, the Group will make every effort to promote domestic reserves, output and production efficiency of oil and gas, vigorously implement centralized exploration in key regions and areas such as Mahu Junggar, strengthen dynamic analysis and deployment adjustments, and contribute large-scale usable reserves. The Group will deepen the stable production of old oilfields and the construction of new projects in new areas effectively, promote the construction of key production projects, accelerate the pace of production of new wells, and ensure the outperformance of the annual crude oil production task. The Group will strengthen the efficient development of gas fields, expand the deployment and implementation of large wells and horizontal wells, focus on shale gas production and organization, and strive to increase production. The Group will deepen fine management, continue strengthening controlling costs and expenses and increase the positive pull effect of incremental output on efficiency.

In respect of refining and chemicals business, the Group will deepen structural adjustment, reduce costs and increase efficiency, plan for high-quality development in response to changes to market situation, and promote the transformation from refining to chemical industry; from “fuel type” to “material type”, and enhance the overall competitiveness and economic benefits of the refining and chemicals business. The Group will balance the self-produced crude oil, make best endeavor to control the volume of refined oil products and increase the production of chemicals, and maximize the capacity and efficiency of the core equipment. The Group will pay close attention to the downward trend of the chemical market cycle, strengthen the synergy of production, sales, R&D and utilization, accelerate the development of new products, and continuously improve chemicals marketing capabilities. The Group will implement cost reduction plans rigidly, in order to greatly reduce the total processing costs and sales management fees.

In respect of sales of refined products, the Group will strengthen market research, consistently refine business models based on customer needs, make every effort on market expansion, increase sales volume of retail and efficiency enhancement, as well as increase efficiency, and actively promote the sales and efficiency of refined oil products. The Group will keep an eye on market changes, strengthen the overall linkage and synergy among sales companies, and break down marketing plans by regions and companies to accurately implement market actions. The Group will focus on increasing sales volume and enhancing effectiveness of retail , pay special attention on large retail customers and high-grade gasoline, strengthen the operation and management of gas stations, and tap the potential of “one station, one strategy”. The Group will implement the measures on marketing expenses control and take effective measures to reduce marketing costs; meanwhile continue to expand the scale of non-oil business and promote the overall efficiency of sales.

In respect of natural gas and pipeline operations, the Group will optimize the resource structure in accordance with the principle of maximizing overall efficiency, ensure the full production and sales of domestically produced gas, rationally arrange the import rhythm of Central Asian gas, Myanmar gas and LNG, and make prior preparation for the winter market supply plans and measures to strengthen the demand side and ensure a stable supply of the market. The Group will deepen the “labelling” sales of resources, improve differentiated marketing strategies, increase the online trading volume of trading centers, optimize the liquid flow of LNG sales, and strive to increase price and efficiency.

In respect of international operations, the Group will strengthen the development and production operations of new overseas projects, deepen oil and gas cooperation with countries along the “Belt and Road” to enhance the quality and efficient development of overseas business, adhere to independent exploration, focus on risk exploration of existing projects, deepen the fine exploration of mature exploration areas, steadily promote deep-water oil and gas exploration, and strive to seek scale discovery and strategic succession. The Group will strengthen the capacity building and operation management of existing projects, focus on stable production of key projects in the Middle East, and ensure the output equivalent of overseas oil and gas rights. International trade plays a role in increasing efficiency and value, reducing resource procurement costs, exploring high-end and high-efficiency markets, innovating trading methods and models, enhancing bargaining and cross-market operation levels, and continuously improving risk prevention and control capabilities and profitability.

3.2 Other Financial Information

3.2.1 Principal Operations by Segment under CAS

	Income from principal operations for the first half of 2019	Cost of principal operations for the first half of 2019	Gross margin*	Changes in income from principal operations over the same period of the preceding year	Changes in cost of principal operations over the same period of the preceding year	Increase/ (decrease) in gross margin
	RMB million	RMB million	(%)	(%)	(%)	(Percentage points)
Exploration and Production	317,347	230,159	22.4	9.5	4.3	4.0
Refining and Chemicals	437,296	320,650	5.6	3.4	10.4	(6.2)
Marketing	1,012,843	984,418	2.7	10.4	10.8	(0.4)
Natural Gas and Pipeline	193,715	175,406	9.3	14.2	15.1	(0.7)
Head Office and Other	67	47	—	415.4	147.4	—
Inter-segment Elimination	(789,530)	(789,519)	—	—	—	—

Total	1,171,738	921,161	12.0	7.2	8.3	(1.0)

*	Gross margin = Profit from principal operations / Income from principal operations

3.2.2 Principal Operations by Region under CAS

	First half of 2019	First half of 2018	Changes over the same period of the preceding year
Operating income	RMB million	RMB million	(%)
Mainland China	711,359	722,527	(1.5)
Other	484,900	397,110	22.1

Total	1,196,259	1,119,637	6.8

3.2.3 Final Dividend for the Year Ended December 31, 2018

The final dividend in respect of 2018 of RMB0.09 yuan per share (inclusive of applicable tax), amounting to a total of RMB16,472 million, was approved by the shareholders at the annual general meeting of the Company on June 13, 2019 and was paid on June 28, 2019 (for A shares) and August 2, 2019 (for H shares), respectively.

3.2.4 Interim Dividend for 2019 and Closure of Register of Members

The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2019 at the 2018 annual general meeting of the Company on June 13, 2019. In overall consideration of the good fundamentals of development, financial condition and cash flow, to improve returns for the shareholders, the Board has resolved to declare a special interim dividend of RMB0.00777 yuan per share (inclusive of applicable tax) for 2019 in addition to an interim dividend of RMB0.06988 yuan per share (inclusive of applicable tax) based on the dividend distribution of 45% of profit attributable to owners of the Company under IFRS, namely, to declare and pay to all shareholders of the Company an interim dividend of RMB0.07765 yuan per share (inclusive of applicable tax) for the six months ended June 30, 2019 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2019. The total amount of the interim dividends payable is RMB14,212 million.

The interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 23, 2019. The register of members of H shares will be closed from September 18, 2019 to September 23, 2019 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited on or before 4:30 p.m., September 23, 2019. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of September 23, 2019 will be eligible for the interim dividend.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited and relevant laws, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends by the Board. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通H股股票現金紅利派發協議》) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the 2019 interim dividend by the Board is RMB0.89997 to 1.00 Hong Kong Dollar. Accordingly, the interim dividend will be 0.08628 Hong Kong Dollar per H share (inclusive of applicable tax).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”), and will pay the declared interim dividend to the Receiving Agent for its onward payment to the holders of H shares. The interim dividend will be paid by the Receiving Agent around November 1, 2019 to the holders of H shares by ordinary mail at their own risks.

According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Any holders of H shares wishing to change their shareholder status should consult their agents or trust institutions on the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments based on the information that will have been registered on the Company’s H share register of members on September 23, 2019.

According to the regulation promulgated by the State Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for individual holders of H shares and individual holders of H shares are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual holders of H shares are resident and China and the provisions in respect of tax arrangements between mainland China and Hong Kong (Macau). The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Circular on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2015] No.60) (《關於發布<非居民納稅人享受稅收協定待遇管理辦法 >的公告》(國家稅務總局公告2015年第 60號)). For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 23, 2019 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 23, 2019 (address: Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on September 23, 2019.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通机制試點有關稅收政策的通知》 (財稅[2014]81號)), which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) (《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通机制試點有關稅收政策的通知》 (財稅[2016]127號)), which became effective on December 5, 2016, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and/or Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the tax rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and/or Shenzhen-Hong Kong Stock Connect, the Company will levy tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the tax rate of 10%, and file tax withholding returns with the competent tax authority. Where any such investor is a tax resident of a foreign country and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may directly, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4 Significant Events

4.1 Material Acquisition, Sale and Restructuring of Assets

On September 27, 2018, the Company signed an “Equity Transfer Agreement” with Total S.A. to acquire the 22.407% equity held by Total S.A. in Dalian West Pacific Petrochemical Co., Ltd. (“Dalian West Pacific”). On December 6, 2018, the Company signed an “Equity Transaction Contract” with Sinochem Group Co., Ltd. (“Sinochem Group”) and Sinochem International Oil (Hong Kong) Co., Ltd. (“Sinochem Hong Kong”), to acquire 8.424% and 25.208% equity of Dalian West Pacific, respectively. After the completion of the aforementioned equity acquisition, the Company holds 84.475% equity of Dalian West Pacific in total. The industrial and commercial registration in change of the above-mentioned acquisition was completed on May 17, 2019.

This matter will not affect the continuity of the business and the stability of the management of the Group and will benefit long-term and sustainable development of the Group’s refining and chemical business as well as continual improvement of its operating results.

4.2 Deepening the Value-Added Tax Reform

On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly issued the “Notice on Deepening the Policies Related to Value-Added Tax Reform” (Notice No. 39 of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, 2019) (《關於深化增值稅改革有關政策的公告》(財政部 稅務總局 海關總署公告2019年第 39號)), which stipulates since April 1, 2019, the tax rate for the occurrence of a taxable sale or imported goods by a VAT general taxpayer (“taxpayer”) shall be adjusted from the original tax rate of 16% to 13%, or from the original tax rate 10% to 9%. The input tax amount of the taxpayer’s acquisition of real estate or real estate construction projects is no longer deducted within two years and the amount of input tax to be deducted that has not been deducted according to the above provisions may be deducted from the output amount of the taxation period from April 2019. In case of any taxpayer purchasing domestic passenger transport services, the input tax amount is allowed to be deducted from the output tax. From April 1, 2019 to December 31, 2021, taxpayers of production and living service industries are allowed to add 10% of the current deductible input tax when deducting the tax payable. Since April 1, 2019, the trial of the VAT refund in relation to retaining and deduction at the end of period system has begun.

This matter will not affect the continuity of business and the stability of management of the Group and will benefit sustainable and healthy development of the Group’s production and operation as well as continual improvement of its operating results.

4.3 Reducing social insurance rates

On April 4, 2019, the General Office of the State Council issued the “Notice on Printing and Distributing the Comprehensive Plan for Reducing Social Insurance Rates” (Guo Ban Fa [2019] No. 13) (《關於印發降低社會保險費率綜合方案的通知》(國辦發[2019]13號)) to reduce social insurance rates and improve social security system and steadily promote the reform of the social security fee collection system. Since May 1, 2019, the proportion of contributions paid by urban employees to the basic endowment insurance units has been reduced. The contribution ratios of the pension insurance of the provinces, autonomous regions, municipalities directly under the Central Government and Xinjiang Production and Construction Corps paid by units, which are higher than 16%, are allowed to decrease to 16%.

This matter will not affect the continuity of business and the stability of management of the Group and will benefit sustainable and healthy development of the Group’s production and operation as well as continual improvement of its operating results.

4.4 Adjusting the unconventional natural gas subsidy policy

On June 11, 2019, the Ministry of Finance issued the “Supplementary Notice on the Interim Measures for the Administration of Special Funds for Renewable Energy Development” (Cai Jian [2019] No. 298) (《關於〈可再生能源發展專項資金管理暫行辦法〉的補充通知》 (財建[2019]298號)), clarifying that the implementation period of special funds for renewable energy development is from 2019 to 2023, to support the development and utilization of unconventional natural gas such as coalbed methane (mine gas), shale gas and tight gas. Since 2019, subsidies for unconventional natural gas are no longer subsidized according to the quota standard. In accordance with the principle of “more production and more subsidy”, subsidy will be awarded multi-step according to the excess degree for the exploitation and utilization of the previous year. Correspondingly, if the mining and utilization amount has not reached the amount of the previous year, the subsidy will be deducted according to the actual conditions. The distribution coefficient of awards and deductions varies from 1.25 to 2 depending on the amount of excess or non-compliance. At the same time, for the unconventional natural gas incremental part produced during the heating season (from January to February and from November to December every year), the excess coefficient (distribution coefficient is 1.5) is converted, reflecting the “more production in winter and more subsidy in winter”.

This matter will not affect the continuity of business and the stability of management of the Group and will benefit the Group’s exploration and production business, as well as continual improvement of its operating results.

4.5 Promotion of fair and open oil and gas pipeline network facilities

On May 24, 2019, NDRC, the National Energy Administration, the Ministry of Housing and Urban-Rural Development, and the State Administration of Market Supervision jointly issued the “Notice on Printing and Distributing the Supervision Measures for Fair and Open Oil and Gas Pipeline Facilities” (Fa Gai Neng Yuan Gui [2019] No. 916) (《關於印發〈油氣管網設施公平開放監管辦法〉的通知》 (發改能源規[2019]916號)), which stipulates that since May 24, 2019, oil and gas pipeline network facilities operating enterprises shall provide oil and gas transportation, storage, gasification, loading and unloading, transshipment and other services to users who meet the open conditions without discrimination, shall not delay or refuse to sign a service contract with a user who meets the open conditions with no reasonable cause, and shall not raise unreasonable requirements.

This matter will not affect the continuity of business and the stability of management of the Group and will benefit the Group’s natural gas and pipeline business as well as continual improvement of its operating results.

4.6 Relaxation of restrictions on foreign investment on oil and gas

On June 30, 2019, NDRC and the Ministry of Commerce issued “Special Management Measures for Foreign Investment Access (Negative List) (2019 Edition)” ([2019] Order No. 25 of NDRC and Ministry of Commerce) (《外商投資准入特別管理措施(負面清單) (2019年版)》(發展改革委 商務部令2019年第25號)), which stipulates that since July 30, 2019, the cancellation of the restriction that oil and natural gas exploration and development is limited to joint ventures and cooperation.

This matter will not affect the continuity of business and the stability of management of the Group but may affect the Group’s exploration and production business as well as its operating results.

5 Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Accounting Period

✓ Applicable    ☐ Not applicable

5.1.1 Changes and impact of CAS

(a) New Lease Standard

The Ministry of Finance (“MOF”) issued a new accounting standard on leases in 2018. The new lease standard is a revision of the Accounting Standard for Business Enterprises No. 21 – Leases issued by MOF in 2006 (the “old lease standard”). The Group has adopted the new lease standard since January 1, 2019, and adjusted the accounting policies accordingly.

The new lease standard refines the definition of lease. The Group assesses whether a contract is a lease or contains any lease based on the revised definition of lease under the new lease standard. As to the contracts existing prior to the initial application of the new lease standard, the Group elects not to reassess whether they are leases or contain any lease on the date of initial application of the new lease standard.

Under the old lease standard, the Group, as a lessee, classifies a lease into a finance lease or an operating lease based on the assessment of whether the lease has transferred substantially all the risks and rewards related to the ownership of an asset to the Group.

The Group elects to adjust the opening balance of retained earnings and other related financial statement items for the year in which the new lease standard is initially applied, by the accumulated adjustments arising from the initial application of the new lease standard, and not to adjust the comparative figures.

As to the operating leases existing prior to the date of initial application, the Group measures the lease liabilities at the present value of the outstanding lease payment, discounted at the incremental borrowing rate as at the date of initial application, and measures the right-of-use assets based on an amount equal to the lease liabilities, with necessary adjustments to the prepaid rents.

By applying the New Lease Standard, the Group recognised right-of-use assets of RMB181,782 million and the lease liabilities of RMB163,196 million as at January 1 2019.

(b) ASBE 7 (2019)

MOF issued the Accounting Standard for Business Enterprises No. 7 – Exchange of Non-monetary Assets (Revised) (“ASBE 7 (2019)”) in 2019. The ASBE 7 (2019) elaborates the scope of application with respect to the standards on exchange of non-monetary assets, standardises the timing of recognition of assets exchanged in and the timing of derecognition of assets exchanged out and stipulates the accounting treatment in case of inconsistencies between the two timing , revises the measurement basis for the occurrence of simultaneously exchanging in or exchanging out a number of assets in the exchange of non-monetary assets based on the measurement of the fair value, and adds the additional disclosure requirements regarding whether the exchange of non-monetary assets has commercial substance and its reasons.

The ASBE 7 (2019) has been applied on June 10, 2019, adjustment shall be made to the exchange of non-monetary assets generated from January 1, 2019 to the date of the Standard application based on the Standard and retrospective adjustment is not required for the exchange of non-monetary assets generated before January 1, 2019. The adoption of the Standard did not have any material impact on the financial position and financial performance of the Group.

(c) ASBE 12 (2019)

MOF issued the Accounting Standard for Business Enterprises No. 12 – Debt Restructuring (Revised) (“ASBE 12 (2019)”) in 2019. The ASBE 12 (2019) revised the definition of debt restructuring, defines the scope of application of the Standard and stipulates the rules applicable to the related standards for financial instruments in relation to the recognition, measurement and presentation of the financial instruments in terms of debt restructuring. For the debts restructured by paying off debts with assets, the ASBE 12 (2019) revised the measurement basis of the creditor’s non-financial assets transfer at the initial recognition, and the creditor’s gains and loss generated from debt restructuring are not required to be presented as profit and loss from transfer of asset and profit and loss from debt restructuring respectively. For the debts restructured by transferring debts to the equity instruments, the ASBE 12 (2019) revised the measurement basis of the creditor’s initial recognition of receiving shares and added guidance to the measurement basis of the creditor’s initial recognition of equity instruments.

The ASBE 12 (2019) has been applied on June 17, 2019, adjustments shall be made to the debt restructuring incurred from January 1, 2019 to the date of the Standard application based on the Standard and retrospective adjustment is not required for the debt restructuring generated before January 1, 2019. The adoption of the Standard did not have any material impact on the financial position and financial performance of the Group.

(d) Presentation of financial statements

MOF issued the Notice on Revision of the 2019 Illustrative Financial Statements (CaiKuai [2019] No. 6) in April 2019.

The Group has prepared financial statements for the six months ended June 30, 2019 in accordance with CaiKuai [2019] No. 6. The Group has applied the new presentation requirements retrospectively.

Details of changes in accounting policies and their impacts mentioned above, please see Note “4(31) Changes in Significant Accounting Policies” of financial statements prepared in accordance with CAS in the 2019 Interim Report of PetroChina Company Limited.

5.1.2 Changes and impact of IFRS

The Group has initially applied IFRS No.16 — Lease (“IFRS 16”) since January 1, 2019. IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognised right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies. The Group has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated. The Group recognised right-of-use assets of RMB 240,642 million and the lease liabilities of RMB 163,196 million as at January 1, 2019.

Details of changes in accounting policies and their impacts mentioned above, please see Note “4 Changes in Significant Accounting Policies” of financial statements prepared in accordance with IFRS in the 2019 Interim Report of PetroChina Company Limited.

5.2 Content, Corrected Amount, Reason and Impact of Material Accounting Error

☐ Applicable    ✓ Not applicable

5.3    The Balance Sheets and Income Statements, with Comparatives

5.3.1 Condensed financial statements prepared in accordance with IFRS

(1) Condensed Consolidated Statement of Comprehensive Income

	Notes	Six months ended June 30
		2019	2018
		RMB million	RMB million
REVENUE	(i)	1,196,259	1,119,637

OPERATING EXPENSES
Purchases, services and other		(796,103)	(726,062)
Employee compensation costs		(65,028)	(58,443)
Exploration expenses, including exploratory dry holes		(12,267)	(10,759)
Depreciation, depletion and amortisation		(108,607)	(114,579)
Selling, general and administrative expenses		(32,695)	(37,071)
Taxes other than income taxes		(113,088)	(105,903)
Other income, net		2,192	554

TOTAL OPERATING EXPENSES		(1,125,596)	(1,052,263)

PROFIT FROM OPERATIONS		70,663	67,374

FINANCE COSTS
Exchange gain		4,907	8,400
Exchange loss		(5,197)	(8,051)
Interest income		1,893	1,438
Interest expense		(15,197)	(11,301)

TOTAL NET FINANCE COSTS		(13,594)	(9,514)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		4,707	3,824

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	61,776	61,684
INCOME TAX EXPENSE	(iii)	(22,638)	(23,067)

PROFIT FOR THE PERIOD		39,138	38,617

OTHER COMPREHENSIVE INCOME
(i) Item that will not be reclassified to profit or loss
Fair value changes in equity investment measured at fair value through other comprehensive income		195	(122)
(ii) Items that are or may be reclassified subsequently to profit or loss
Currency translation differences		2,475	(2,159)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		337	(4)

OTHER COMPREHENSIVE INCOME, NET OF TAX		3,007	(2,285)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		42,145	36,332

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		28,423	27,441
Non-controlling interests		10,715	11,176

		39,138	38,617

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		29,175	24,263
Non-controlling interests		12,970	12,069

		42,145	36,332

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.155	0.150

(2) Condensed Consolidated Statement of Financial Position

	Notes	June 30, 2019	December 31, 2018
		RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment		1,690,563	1,709,388
Investments in associates and joint ventures		93,888	89,362
Equity investment measured at fair value through other comprehensive income		927	738
Advance operating lease payments		—	78,240
Right-of-use assets		241,635	—
Intangible and other non-current assets		102,016	98,309
Deferred tax assets		27,018	23,498
Time deposits with maturities over one year		50	3,101

TOTAL NON-CURRENT ASSETS		2,156,097	2,002,636

CURRENT ASSETS
Inventories		175,364	177,577
Accounts receivable	(vi)	73,738	59,522
Prepayments and other current assets		110,424	89,345
Notes receivable		9,022	16,308
Time deposits with maturities over three months but within one year		22,205	9,535
Cash and cash equivalents		90,640	85,954

TOTAL CURRENT ASSETS		481,393	438,241

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	312,082	299,848
Contract liabilities		77,337	68,144
Income taxes payable		12,822	5,728
Other taxes payable		32,610	77,560
Short-term borrowings		160,004	145,150
Lease liabilities		7,460	—

TOTAL CURRENT LIABILITIES		602,315	596,430

NET CURRENT LIABILITIES		(120,922)	(158,189)

TOTAL ASSETS LESS CURRENT LIABILITIES		2,035,175	1,844,447

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital		183,021	183,021
Retained earnings		743,114	731,163
Reserves		300,549	299,599

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,226,684	1,213,783
NON-CONTROLLING INTERESTS		199,151	195,108

TOTAL EQUITY		1,425,835	1,408,891

NON-CURRENT LIABILITIES
Long-term borrowings		284,690	269,422
Asset retirement obligations		137,262	132,780
Lease liabilities		156,378	—
Deferred tax liabilities		17,415	17,015
Other long-term obligations		13,595	16,339

TOTAL NON-CURRENT LIABILITIES		609,340	435,556

TOTAL EQUITY AND NON-CURRENT LIABILITIES		2,035,175	1,844,447

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Revenue

Revenue mainly represents revenues from the sale of crude oil, natural gas, refined products and chemical products and from the transmission of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

	Six months ended June 30
	2019	2018
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from equity investment measured at fair value through other comprehensive income	9	13
Reversal of provision for impairment of receivables	292	12
Reversal of write down in inventories	62	43
Gain on disposal of investment in subsidiaries	125	—

Charged
Amortisation of intangible and other assets	2,212	2,070
Depreciation of right-of-use assets	7,111	—
Cost of inventories recognised as expense	932,676	867,310
Provision for impairment of receivables	67	7
Interest expense (i)	15,197	11,301
Loss on disposal of property, plant and equipment	1,692	2,478
Total minimum lease payments for leases previously classified as operating lease under IAS17 (ii)	—	9,652
Variable lease payments low-value and short-term lease payment not included in the measurement of lease liabilities	1,522	—
Research and development expenses	7,687	6,290
Write down in inventories	846	57
Loss on disposal of investment in subsidiaries	—	8
(i): Interest expense
Interest expense	15,812	12,027
Include: Interest on lease liabilities	3,504	—
Less: Amount capitalised	(615)	(726)

	15,197	11,301

(ii):

The Group has initially applied IFRS 16 under the modified retrospective approach and adjusted the opening balances at January 1, 2019 to recognise right-of-use assets relating to leases which were previously classified as operating leases under IAS 17. The depreciated carrying amount of the finance lease assets which were previously included in property, plant and equipment is also identified as a right-of-use asset. After initial recognition of right-of-use assets at January 1, 2019, the Group as a lessee is required to recognise the depreciation of right-of-use assets, instead of the previous policy of recognising rental expenses incurred under operating leases on a straight-line basis over the lease term. Under this approach, the comparative information is not restated.

(iii) Income Tax Expense

	Six months ended June 30
	2019	2018
	RMB million	RMB million
Current taxes	25,789	20,276
Deferred taxes	(3,151)	2,791

	22,638	23,067

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the six months ended June 30, 2019 and June 30, 2018 have been computed by dividing profit attributable to owners of the Company by 183,021 million shares issued and outstanding during the period.

There are no potentially dilutive ordinary shares.

(v) Dividends

	Six months ended June 30
	2019	2018
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2019 (a)	14,212	—
Interim dividends attributable to owners of the Company for 2018 (c)	—	16,252

(a)

As authorised by shareholders in the Annual General Meeting on June 13, 2019, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2019 of RMB0.07765 yuan per share amounting to a total of RMB14,212 million on August 28, 2019. The dividends were not paid by the end of the reporting period, and were not recognised as liability at the end of the reporting period, as they were declared after the date of the statement of financial position.

(b)

Final dividends attributable to owners of the Company in respect of 2018 of RMB0.09 yuan per share amounting to a total of RMB16,472 million were approved by the shareholders in the Annual General Meeting on June 13, 2019 and were paid on June 28, 2019 (A shares) and August 2, 2019 (H shares).

(c)

Interim dividends attributable to owners of the Company in respect of 2018 of RMB0.08880 yuan per share amounting to a total of RMB16,252 million. The dividends were not paid before June 30, 2018, and were not recognised as liability as of June 30, 2018, as they were declared after the date of the statement of financial position. The dividends were paid on September 21, 2018 (A shares) and November 1, 2018 (H shares).

(d)

Final dividends attributable to owners of the Company in respect of 2017 of RMB 0.06074 yuan per share amounting to a total of RMB 11,117 were approved by the shareholders in the Annual General Meeting on June 5, 2018 and were paid on June 21, 2018 (A shares) and July 26, 2018 (H shares).

(vi) Accounts Receivable

	June 30, 2019	December 31, 2018
	RMB million	RMB million
Accounts receivable	77,573	63,575
Less: Provision for impairment of accounts receivable	(3,835)	(4,053)

	73,738	59,522

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), as of June 30, 2019 and December 31, 2018 is as follows:

	June 30, 2019	December 31, 2018
	RMB million	RMB million
Within 1 year	72,966	58,392
Between 1 and 2 years	365	837
Between 2 and 3 years	267	108
Over 3 years	140	185

	73,738	59,522

The Group offers its customers credit terms up to 180 days.

(vii) Accounts Payable and Accrued Liabilities

	June 30, 2019	December 31, 2018
	RMB million	RMB million
Trade payables	114,415	123,069
Salaries and welfare payable	14,983	10,189
Accrued expenses	23,302	5
Dividends payable	15,545	355
Interest payable	3,261	2,978
Construction fee and equipment cost payables	96,030	123,602
Other(i)	44,546	39,650

	312,082	299,848

(i) Other consists primarily of notes payable, insurance payable, etc.

The aging analysis of trade payables as of June 30, 2019 and December 31, 2018 is as follows:

	June 30, 2019	December 31, 2018
	RMB million	RMB million
Within 1 year	104,831	113,370
Between 1 and 2 years	4,654	5,049
Between 2 and 3 years	2,728	2,386
Over 3 years	2,202	2,264

	114,415	123,069

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing and Natural Gas and Pipeline.

The segment information for the operating segments for the six months ended June 30, 2019 and 2018 are as follows:

Six months ended June 30, 2019	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	326,339	440,451	1,024,738	196,163	598	1,988,289
Less: intersegment sales	(266,789)	(346,724)	(157,733)	(20,703)	(81)	(792,030)

Revenue from external customers	59,550	93,727	867,005	175,460	517	1,196,259

Depreciation, depletion and amortisation	(77,094)	(11,489)	(8,274)	(10,910)	(840)	(108,607)
Profit/(loss) from operations	53,628	4,967	1,897	18,302	(8,131)	70,663

Six months ended June 30, 2018	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	297,364	426,351	929,735	173,286	373	1,827,109
Less: intersegment sales	(242,322)	(325,516)	(123,819)	(15,756)	(59)	(707,472)

Revenue from external customers	55,042	100,835	805,916	157,530	314	1,119,637

Depreciation, depletion and amortisation	(86,004)	(10,816)	(6,583)	(10,384)	(792)	(114,579)
Profit/(loss) from operations	29,889	24,691	4,485	16,105	(7,796)	67,374

5.3.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

Unit: RMB million

	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
	The Group	The Group	The Company	The Company
ASSETS
Current assets
Cash at bank and on hand	112,845	95,489	21,212	15,309
Receivables financing	9,022	16,308	3,646	8,160
Accounts receivable	73,738	59,522	11,279	10,174
Advances to suppliers	29,859	17,554	15,545	6,267
Other receivables	25,391	17,415	17,420	14,316
Inventories	175,364	177,577	111,271	114,952
Other current assets	55,174	54,376	39,622	46,082

Total current assets	481,393	438,241	219,995	215,260

Non-current assets
Investments in other equity instruments	949	760	459	390
Long-term equity investments	93,960	89,432	395,141	388,818
Fixed assets	678,588	689,306	336,875	337,629
Oil and gas properties	783,827	800,475	550,563	557,121
Construction in progress	228,163	219,623	151,170	151,366
Right-of-use assets	181,648	—	104,683	—
Intangible assets	77,949	77,272	59,494	58,890
Goodwill	42,294	42,273	—	—
Long-term prepaid expenses	9,154	28,529	6,893	22,761
Deferred tax assets	27,018	23,498	20,032	17,910
Other non-current assets	32,836	31,760	11,972	7,884

Total non-current assets	2,156,386	2,002,928	1,637,282	1,542,769

TOTAL ASSETS	2,637,779	2,441,169	1,857,277	1,758,029

Unit: RMB million

	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
	The Group	The Group	The Company	The Company
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	101,773	69,780	65,718	61,873
Notes payable	7,096	8,127	5,923	6,428
Accounts payable	210,445	246,671	90,186	115,045
Contract liabilities	77,337	68,144	53,541	47,184
Employee compensation payable	14,983	10,189	12,123	7,906
Taxes payable	45,432	83,288	27,725	58,734
Other payables	71,061	33,922	81,401	43,862
Current portion of non-current liabilities	65,852	75,370	6,106	63,028
Other current liabilities	8,336	939	5,237	217

Total current liabilities	602,315	596,430	347,960	404,277

Non-current liabilities
Long-term borrowings	146,279	177,605	83,300	72,166
Debentures payable	138,411	91,817	135,000	85,000
Lease liabilities	156,378	—	84,844	—
Provisions	137,262	132,780	95,287	92,017
Deferred tax liabilities	17,422	17,022	—	—
Other non-current liabilities	13,595	16,339	6,757	8,489

Total non-current liabilities	609,347	435,563	405,188	257,672

Total liabilities	1,211,662	1,031,993	753,148	661,949

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	127,166	129,199	127,859	127,859
Special reserve	16,062	13,831	8,863	7,373
Other comprehensive income	(31,645)	(32,397)	826	505
Surplus reserves	194,245	194,245	183,153	183,153
Undistributed profits	738,116	726,168	600,407	594,169

Equity attributable to equity holders of the Company	1,226,965	1,214,067	1,104,129	1,096,080

Non-controlling interests	199,152	195,109	—	—

Total shareholders’ equity	1,426,117	1,409,176	1,104,129	1,096,080

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,637,779	2,441,169	1,857,277	1,758,029

(2) Consolidated and Company Income Statements

Unit: RMB million

Items	For the six months ended June 30, 2019	For the six months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018
	The Group	The Group	The Company	The Company
Operating income	1,196,259	1,119,637	669,127	649,846
Less: Cost of sales	(944,943)	(878,099)	(514,313)	(487,107)
Taxes and surcharges	(112,419)	(105,292)	(86,261)	(82,807)
Selling expenses	(32,901)	(31,058)	(22,535)	(21,495)
General and administrative expenses	(28,605)	(31,801)	(18,984)	(20,657)
Research and development expenses	(7,687)	(6,084)	(6,902)	(5,373)
Finance expenses	(14,028)	(9,916)	(10,120)	(8,272)
Including: Interest expenses	15,197	11,301	10,336	8,601
Interest income	1,893	1,438	465	491
Add: Other income	4,655	4,436	3,902	3,051
Investment income	5,233	3,939	18,501	24,204
Including: Income from investment in associates and joint ventures	4,707	3,824	2,210	2,406
Credit losses	225	5	265	7
Asset impairment losses	(784)	(14)	18	(41)
Gains on asset disposal	87	95	75	109

Operating profit	65,092	65,848	32,773	51,465

Add: Non-operating income	1,524	879	1,265	655
Less: Non-operating expenses	(4,843)	(5,046)	(4,372)	(3,689)

Profit before taxation	61,773	61,681	29,666	48,431

Less: Taxation	(22,638)	(23,066)	(6,917)	(14,620)

Net profit	39,135	38,615	22,749	33,811

Classified by continuity of operations:
Net profit from continuous operation	39,135	38,615	22,749	33,811
Net profit from discontinued operation	—	—	—	—
Classified by ownership:
Shareholders of the Company	28,420	27,439	22,749	33,811
Non-controlling interests	10,715	11,176	—	—
Other comprehensive income	3,007	(2,285)	321	(32)
Other comprehensive income attributable to equity holders of the Company, net of tax	752	(3,178)	321	(32)
(1) Item that will not be reclassified to profit or loss
Changes in fair value of investments in other equity instruments	138	(100)	55	(29)
(2) Items that may be reclassified to profit or loss
Share of other comprehensive income of equity-accounted investee	337	(4)	266	(3)
Translation differences arising from translation of foreign currency financial statements	277	(3,074)	—	—
Other comprehensive income (net of tax) attributable to non-controlling interests	2,255	893	—	—

Total comprehensive income	42,142	36,330	23,070	33,779

Attributable to:
Equity holders of the Company	29,172	24,261	23,070	33,779
Non-controlling interests	12,970	12,069	—	—
Earnings per share
Basic earnings per share (RMB yuan)	0.155	0.150	0.124	0.185
Diluted earnings per share (RMB yuan)	0.155	0.150	0.124	0.185

6 Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company during the six months ended June 30, 2019.

7 Disclosure of Other Information

Save for disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2018 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

8 Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing in the Company’s shares by its Directors. Upon specific enquiries made to each Director and Supervisor, each Director and Supervisor has confirmed to the Company that each of them had complied with the requirements set out in the Model Code during the reporting period.

9 Compliance with the Corporate Governance Code

For the six months ended June 30, 2019, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

10 Audit Committee

The Audit Committee of the Company comprises Mr. Lin Boqiang, Mr. Liu Yuezhen and Mr. Zhang Biyi. The main duties of the Audit Committee are to review and monitor the financial reporting procedures and internal control system of the Group and make recommendations to the Board.

The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2019.

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

August 29, 2019

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Wei as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Jiao Fangzheng and Mr. Duan Liangwei as non-executive Directors; Mr. Hou Qijun as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.

This announcement contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.